UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of  November 2007
Commission File Number: 0 - 22346
HOLLINGER INC.
120 Adelaide Street West Suite 512 Toronto, Ontario M5H 1T1

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐	No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐	No ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXHIBIT LIST:

99.1	Comparative unaudited interim consolidated financial statements and the notes thereto for the three and six months ended September 30, 2007.

99.2	Management's discussion and analysis for the three and six months ended September 30, 2007.

99.3	Form 52-109F2 certification of interim filings for the interim period ended September 30, 2007, for the Chief Executive Officer.

99.4	Form 52-109F2 certification of interim filings for the interim period ended September 30, 2007, for the Chief Financial Officer.

SIGNATURES:

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HOLLINGER INC.

Date: November 15 , 2007	By:	/s/ G. Wesley Voorheis
G. Wesley Voorheis
Chief Executive Officer